Filed pursuant to Rule 433

Registration Statement No. 333-224523

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES N

C$550,000,000

3.515 % FIXED/FLOATING RATE SENIOR NOTES, DUE MARCH 2026

FINAL TERM SHEET

Dated March 17, 2020

Relating to Preliminary Pricing Supplement dated March 17, 2020 (the “Preliminary Pricing Supplement”)

Issuer:	Bank of America Corporation (the “Issuer”)

Ratings of this Series:	A2 (Moody’s)/A- (S&P)/A+ (Fitch)

Title of the Series:	3.515% Fixed/Floating Rate Senior Notes, due March 2026 (the “Notes”)

Aggregate Principal Amount Initially Being Issued:	C$550,000,000

Issue Price:	100%

Selling Agents’ Commission:	0.35%

Net Proceeds to Issuer:	C$548,075,000

Trade Date:	March 17, 2020

Settlement Date:	March 24, 2020 (T+5)

Maturity Date:	March 24, 2026

Ranking:	Senior

Form and Denominations:	Book-entry only through participants in CDS (global certificate). Minimum denominations of C$2,000 with integral multiples of C$1,000 thereafter.

Fixed Rate Coupon:	3.515% payable semi-annually in arrears from, and including, the Settlement Date to, but excluding, March 24, 2025 (the “Fixed Rate Period”).

Floating Rate Coupon:	Base Rate plus 255.5 basis points, payable quarterly in arrears from, and including, March 24, 2025 to, but excluding, the Maturity Date (the “Floating Rate Period”).

Base Rate:	Three-month CDOR (Reuters Screen CDOR Page), as defined, and subject to the terms and provisions set forth in the Preliminary Pricing Supplement.

Interest Payment Dates and Interest Reset Dates during the Floating Rate Period:	During the Fixed Rate Period, March 24 and September 24 of each year, beginning September 24, 2020 and ending March 24, 2025, subject to the following unadjusted business day convention. During the Floating Rate Period, each of June 24, 2025, September 24, 2025, December 24, 2025 and March 24, 2026, subject to adjustment in accordance with the modified following business day convention (adjusted). Each Interest Payment Date during the Floating Rate Period also will be an Interest Reset Date.

Day Count Fraction:

Fixed Rate Period: 30/360 when calculating interest for a full semi-annual interest period, and Actual/365 (Fixed), which is the actual number of days in the relevant period divided by 365, when calculating interest for any period that is shorter than a full semi-annual interest period (also known as Actual/Actual (Canadian Compound Method)).

Floating Rate Period: Actual/365 (Fixed), which is the actual number of days in the relevant period divided by 365.

Business Days:	New York, Charlotte, Toronto.

GOC Benchmark Curve:	CAN 1.25% 1MAR25 and CAN 2.25% 1JUN25

Spread to GOC Benchmark:	+270.9bps (+0.9bps curve adjustment) vs. the CAN 1.25% 1MAR25

Benchmark Yield:	0.806%

GOC Benchmark Price:	C$102.15

Reoffer Yield to March 24, 2025:	3.515%

Sales Restrictions:	Available for sale in Canada to accredited investors. Available for sale in the U.S. as the Notes will be registered with the SEC. Resales in Canada will be subject to resale restrictions.

Joint Bookrunners:	Merrill Lynch Canada Inc. BMO Nesbitt Burns Inc. CIBC World Markets Inc. RBC Dominion Securities Inc. Scotia Capital Inc. TD Securities Inc.

Listing:	None

Paying Agent:	BNY Trust Company of Canada

Clearing and Settlement:	CDS

CUSIP:	060505FS8

ISIN:	CA060505FS82

Payment of Additional Amounts:	Applicable

Redemption for Tax Reasons:	Applicable

Optional Redemption:

The Issuer may redeem the Notes at its option, (a) in whole, but not in part, on March 24, 2025, or (b) in whole at any time or in part from time to time, on or after February 20, 2026 and prior to the Maturity Date, in each case upon at least 30 calendar days’, but not more than 60 calendar days’, prior written notice to holders of the Notes, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to but excluding, the redemption date.

In addition, the Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after September 24, 2020 (or, if additional Notes are issued after March 24, 2020, beginning six months after the issue date of such additional Notes) and prior to March 24, 2025, upon at least 30 calendar days’, but not more than 60 calendar days’, prior written notice to the holders of the Notes being redeemed as described in the prospectus, at a “make-whole” redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; or

(ii) as determined by the quotation agent described below, the sum of the present values of (a) the principal amount of the Notes to be redeemed, as if paid on March 24, 2025 and (b) the scheduled payments of interest on the Notes to be redeemed, that would have been payable from the applicable redemption date to March 24, 2025, in each case discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the GOC Bond Yield plus 67.5 basis points, minus interest (on the Notes to be redeemed) accrued to, but excluding, the redemption date, plus, in either case of (i) or (ii) above, accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, the applicable redemption date.

Notwithstanding the foregoing, any interest on the Notes being redeemed that is due and payable on an Interest Payment Date falling on or prior to a redemption date for such Notes will be payable on such Interest Payment Date to holders of such Notes being redeemed as of the close of business on the relevant record date according to the terms of such Notes and the Senior Indenture.

“GOC Bond Yield” on any date of determination means the arithmetic average of the interest rates quoted to the quotation agent by two major Canadian registered investment dealers (that are not the quotation agent) selected by the Issuer as being the annual yield to maturity on such date, assuming semi-annual compounding, which a non-callable Government of Canada bond would carry, if issued in Canadian dollars in Canada, at 100% of its principal amount on the applicable redemption date with a maturity date of March 24, 2025.

“Quotation agent” means Merrill Lynch Canada Inc., or its successor, or, if that firm is unwilling or unable to determine the GOC Bond Yield, a substitute Canadian investment bank, dealer or other financial institution appointed by the Issuer.

The GOC Bond Yield will be determined by the quotation agent as set forth above on the third business day immediately preceding the applicable redemption date.

Because Merrill Lynch Canada Inc. is an affiliate of the Issuer, the economic interests of Merrill Lynch Canada Inc. may be adverse to your interests as a holder of the Notes subject to the Issuer’s redemption, including with respect to certain determinations and judgments it must make as quotation agent in the event that the Issuer redeems the Notes before their maturity pursuant to the “make-whole” optional redemption described above.

Calculation Agent (Floating Rate Period):	Merrill Lynch Canada Inc.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including the Preliminary Pricing Supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch Canada Inc. toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@bofa.com.